John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

February 20, 2018

Re:	NowRx, Inc.

Offering Statement on Form 1-A Filed January 19, 2018

File No. 024- 10792

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of February 8, 2018 regarding the Offering Statement of NowRx, Inc. (the “Company”), which we have set out below, together with our responses.

Cover Page, page 1

1.  Please disclose the requirement to enter into an irrevocable proxy with SI Securities on the cover page.

The Company has added disclosure to the cover page.

Order Trends, page 48

2.  We note you have included revenue projections for 2018 and 2019 in which your quarterly revenue will increase from approximately $900,000 to $6,000,000 and your annual revenues will increase to

$17.2 million by year-end 2019. Please disclose the reasonable basis for projecting significant increases in revenues, including the specific assumptions which management used in calculating the projections. Present projections for net income (loss) and earnings (loss) in addition to your revenue projections.

Also disclose the specific risks relating to the assumptions and projections.

The Company has deleted the quarterly revenue projections for 2018 and 2019 from the MD&A. It has presented projections for unaudited net income (loss) for the 2017 data, together with management’s assumptions used in calculating the projections. The Company has included a risk factor regarding projections and has added specific risk disclosure for the remaining projections included in the Offering Circular.

Independent Auditor’s Report, page F-1

3.  Please have your independent auditor revise the explanatory paragraph of their audit opinion to include the phrase “substantial doubt about the ability to continue as a going concern” or similar wording that includes the terms substantial doubt and going concern. Please refer to the guidance in paragraphs 12 and 13 of PCAOB Auditing Standard 341.

The independent auditor has revised their audit opinion.

If you have additional comments or questions, please contact me at jeanne.campanelli@khlklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli Partner

CrowdCheck Law LLP

cc: Cary Breese NowRx, Inc.

2